                                  VENCOR, INC.
                             400 West Market Street
                             3300 Providian Center
                           Louisville, Kentucky 40202



                                                       June 12, 1997


Transitional Hospitals Corporation
5110 West Sahara Boulevard
Las Vegas, Nevada 89102


Attention:  Richard L. Conte, Chief Executive Officer

Dear Mr. Conte:

        This letter is intended to confirm our commitment with respect to the form of Agreement and Plan of Merger by and among Vencor, Inc., a Delaware corporation ("Vencor"), LV Acquisition Corp., a Delaware corporation ("Merger Sub"), and Transitional Hospitals Corporation, a Nevada Corporation ("THC"), and the associated disclosure schedules (together, the "Merger Agreement") which is attached as Exhibit A to this letter. We understand that in reliance upon Vencor's commitment in this letter THC may terminate the Agreement and Plan of Merger, dated as of May 2, 1997, by and among THC, Select Medical Corporation, a Delaware corporation ("Select Medical") and SM Acquisition Co., a Nevada corporation and a wholly owned subsidiary of Select Medical (the "Select Medical Merger Agreement").

     Vencor hereby agrees, subject to the proviso set forth below, that it will execute and deliver the Merger Agreement to THC promptly following the termination of the Select Medical Merger Agreement in accordance with its terms and THC's execution and delivery of the Merger Agreement (including the disclosure schedules in the attached form) to Vencor; provided, that none of the conditions set forth in paragraphs (a), (b), (c), (d) or (e) of Annex A to the Merger Agreement (the "Conditions") shall exist at such time (for purposes of determining the existence of a Condition as set forth in the proviso it will be assumed that the Merger Agreement is in existence). Vencor agrees that if any of the Conditions set forth in paragraph (b) of Annex A do exist at a time when Vencor otherwise would be required to execute the Merger Agreement, Vencor shall use all reasonable efforts to cause the abatement of any such Conditions and to execute the Merger Agreement promptly after none of such Conditions exist.

     This agreement shall be null and void and shall terminate (i) at 8:00 p.m. Pacific Daylight Time on Thursday, June 12, 1997 unless THC shall have given Select Medical the written notice of termination of the Select Medical Merger Agreement in accordance with Section 9.1(g) thereof and (ii) at the earlier of the time at which Vencor and THC execute and deliver the Merger Agreement to each other and 12:00 noon Pacific Daylight Time on Wednesday, June 18, 1997, except that the termination of this agreement pursuant to clause (ii) shall be extended until such time, not later than November 30, 1997, as is necessary to comply with the last sentence of the preceding paragraph.


                                             Very truly yours,

                                             VENCOR, INC.



                                             By: /s/ James H. Gillenwater, Jr.
                                                _______________________________
                                                Name: James H. Gillenwater, Jr.
                                                Title: Senior Vice President